SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For October 2008

ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8

Exhibits

99.1	ASML Research Review 2008 — Plenary session, “Innovation outside the box,” presentation dated October 15, 2008
99.2	ASML Research Review 2008 — Breakout Session 1, “Double Patterning,” presentation dated October 15, 2008
99.3	ASML Research Review 2008 — Breakout Session 2, “The next generation of wafer stages,” presentation dated October 15, 2008
99.4	ASML Research Review 2008 — Breakout Session 3, “Semiconductor Market Assessment,” presentation dated October 15, 2008
99.5	ASML Research Review 2008 — Breakout Session 4, “ASML, Brion and Computational Lithography,” presentation dated October 15, 2008
99.6	ASML Research Review 2008 — Breakout Session 5a, “101 Applications enabled by lithography,” presentation dated October 15, 2008
99.7	“ASML’s new TWINSCAN NXT immersion lithography platform brings overlay and productivity breakthroughs to power next phase of semiconductor manufacturing,” press release dated October 15, 2008
99.8	“ASML announces changes to the Board of Management — Klaus Fuchs to resign as EVP Operation, Frits van Hout to join the Board,” press release dated October 30, 2008
     “Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, credit market deterioration on consumer confidence which could affect our customers, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)
Date: November 10, 2008	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President and Chief Financial Officer

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